SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated August 28, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	August 28, 2013

Sonde Resources Corp. Announces Senior Management Changes

CALGARY, ALBERTA- (Marketwire - August 28, 2013) - Sonde Resources Corp. (“Sonde”) (TSX:SOQ) (NYSE MKT: SOQ) announced today that its Board of Directors has approved the following changes to its Senior Management structure.

Effective September 1, 2013, Rene P. Beaumier has been appointed Chief Financial Officer of Sonde. Rene is a Chartered Accountant and has over twenty five years of accounting and international petroleum experience. Since 2010, Rene has been a consultant, including acting as CFO for Anglo Canadian Oil Corp., a Western Canada focused oil and gas company. Prior thereto, Rene spent 17 years with Nexen, Inc. and Talisman Energy, Inc. primarily on international assignments in Nigeria, Sudan and Indonesia. Rene started his career with the Calgary office of Deloitte LLP.

Kurt Nelson, Sonde's current CFO, has elected to retire after thirty months of leading Sonde's financial team through its various dispositions and the restructuring of its North Africa obligations. Kurt will continue as a Sonde consultant to ensure a complete transition of Chief Financial Officer duties to Rene.

Kerry Brittain, the Chairman, stated “Kurt was instrumental in closing and managing the transition of Sonde's portfolio to its Western Canadian and North Africa components. His leadership, experience and team working capabilities were an important contribution to the signing of the Viking farm-out in North Africa. Rene Beaumier brings a wealth of accounting and international experience to Sonde that will be important to our Joint Oil Project and Viking farm-out as well as the ongoing strategic alternatives process of our Canadian assets."

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax: (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	August 28, 2013	By:	/s/ Cheryl Clark
			Name: Title:	Cheryl Clark Corporate Controller/Assistant Corporate Secretary